UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
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FORM N-17f-2                                        OMB Approval
                                             -----------------------------
Certificate of Accounting of Securities and  OMB Number:         3235-0360
Similar Investments in the Custody           Expires:        July 31, 2006
of Management Investment Companies           Estimate average burden hours
                                               per response . . . . .  1.0

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]    -----------------------------

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1. Investment Company Act File Number:        Date examination completed:

811-10083                                     December 31, 2004

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2. State Identification Number:

AL             AK             AZ             AR             CA           CO
CT             DE             DC             FL             GA           HI
ID             IL             IN             IA             KS           KY
LA             ME             MD             MA             MI           MN
MS             MO             MT             NE             NV           NH
NJ             NM             NY             NC             ND           OH
OK             OR             PA             RI             SC           SD
TN             TX             UT             VT             VA           WA
WV             WI             WY             PUERTO RICO
Other (specify):

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3. Exact name of investment company as specified in registration statement:

Excelsior Directional Hedge Fund of Funds, LLC
(fka Excelsior Hedge Fund of Funds I, LLC)

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4. Address of principal executive office (number,street,city,state,zip code):

U.S. Trust Hedge Fund Management, Inc.
225 High Ridge Road
Stamford, CT  06905

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INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

INVESTMENT COMPANY

1.  All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

ACCOUNTANT

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT








REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers of
   Excelsior Directional Hedge Fund of Funds, LLC

We have examined management's assertion included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940 that Excelsior Directional Hedge Fund of Funds, LLC (the "Company") complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of December 31, 2004. Management is responsible for the Company's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants, as adopted by the Public Company Accounting Oversight Board (United States), and, accordingly, included examining, on a test basis, evidence about the Company's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of December 31, 2004, and with respect to agreement of security purchases and sales, for the period from October 1, 2004 through December 31, 2004:

1. Confirmation of all securities (including investments in limited partnerships and funds) held by counterparties and brokers in the name of the Company.

2. Reconciliation of all such securities (including investments in limited partnerships and funds) to books and records of the Company.

3. Agreement of six security purchases and one security sale or maturity for the period October 1, 2004 through December 31, 2004 from the books of the Company to counterparty confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with specified requirements.

In our opinion, management's assertion that Excelsior Directional Hedge Fund of Funds, LLC complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of December 31, 2004, with respect to securities reflected in the investment account of the Company is fairly stated in all material respects. During our examination, we did find certain exceptions, as noted in Appendix A, attached, which are not considered material.

This report is intended solely for the information and use of management and the Board of Managers of Excelsior Directional Hedge Fund of Funds, LLC and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP
New York, NY

August 22, 2005




APPENDIX A

Investment Accounts

Excelsior Directional Hedge Fund of Funds, LLC
For the period ended December 31, 2004

Ownership % Difference
	                      As Presented
                                   per      As per Fund's
                              Confirmation   Investment
	                        Received      Accounts    Difference
Investment:
Coatue Qualified Partners, LP     3.00%        1.50%         1.50%
Indus Japan Fund, LP              3.94%        0.88%         3.06%
Indus Asia Pacific Fund, LP       1.62%        0.46%         1.16%











MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940

The management of Excelsior Directional Hedge Fund of Funds, LLC (the "Fund") is responsible for complying with the requirements of subsections
(b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940, as amended (the "1940 Act"). Management is also responsible for establishing and maintaining effective internal controls over compliance with those requirements. Management has performed an evaluation of the Fund's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of December 31, 2004.

Based on this evaluation, Management asserts that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the 1940 Act as of December 31, 2004 with respect to securities reflected in the investment account of the Fund.



Robert Aufenanger
Chief Financial Officer
August 22, 2005

Spencer Boggess
President of the Investment Manager
August 22, 2005